UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of Best Efforts Offering

On July 6, 2026, Intercont (Cayman) Limited (the “Company”) priced a best effort public offering for the sale of units as described below for aggregate gross proceeds to the Company of approximately $6.32 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering is comprised of 8,000,000 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.0025 per share (the “Class A Ordinary Shares”) and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units is $0.79 per Unit. Each of the Warrants will have an exercise price of $0.869 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance and expire six months from the date of issuance.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-296585), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2026 and declared effective by the SEC on July 6, 2026.

On July 6, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Prime Number Capital, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to five percent (5.0%) of the gross proceeds in the offering, a non-accountable expenses allowance of one percent (1.0%) of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $100,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, each of Company’s officers, directors and certain existing shareholders of the Company’s share capital shall deliver to the Placement Agent an executed lock-up agreement. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic consequences of ownership of such securities, during the period commencing on the closing date of the offering and ending 180 days thereafter, without the prior consent of the Placement Agent.

The offering was closed on July 8, 2026. The Company intends to use the net proceeds from the offering for general working capital purposes and other general corporate purposes.

The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Warrant
10.1	Form of Security Purchase Agreement
10.2	Placement Agency Agreement, dated July 6, 2026
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

3